EDIT

Humphry Slocombe
Making ice cream less vanilla

retail food food wholesale grocery

🐦 f ⊙ HUMPHRYSLOCOMBE.COM SAN FRANCISCO



 *We're a 10-year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become five, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best...* more

Jina Osumi CEO @ Humphry Slocombe

   ABOUT   UPDATES⁰   GRAPEVINE⁸   ASK A QUESTION⁰

Why you may want to support us...

1   Pint shipments at 105% growth (CAGR) from 2016 to 2018.

2   Five scoop shops in CA.

3   Sold in 568+ grocery stores across 12 states, adding 41 every quarter.

4   Named "Top 5 Ice Cream in America" by the Food Network.

5   Collaborations with Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.

6   Award winning ice cream (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).

7   Whole Foods Market 2018 NorCal Supplier of the Year

8   Launching in 25 NY Metro grocery stores in August 2019.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Jina Osumi**
CEO
Former Director of Brand Strategy at Del Monte Foods, Former Global Senior Brand Manager for Pepsi
in

 **Hanson Li**
Board Member
Founder of Salt Partners Group- development and investment company in the food & beverage industry
in

 **Jake Godby**
Founder and Executive Chef
Experience working in San Francisco's fine-dining restaurants: Boulevard, Zuni, Fifth Floor and Coi
in

 **Sean Vahey**
Founder and Head of Marketing
Background in Hospitality, Experienced Food & Beverage Manager, Restaurant Manager, Bar Manager
in

 **Aaron French**
Head of Operations
Former Director of Commercialization at Revolution Foods, Former Director of Supply Chain at Blue Apron, Former Sr Sourcing Manager at Safeway.
in

 **Robert Macias**
Head of Retail & Events
Former multi-unit store manager at Starbucks and Peet's. Former multi-unit F&B manager Silverado Resort & Spa and Aramark.



Claire Koerschen
Wholesale and E-commerce Manager
*Former Co-owner of Salt Pt. Butchery and Provisions, Former
Manager/Director at 4505 Meats*
(in)



Daisy Tran
Digital Marketing Manager
*Storyteller skilled in creation of compelling content, social, and digital
marketing strategies*
(in)



Cesia Mijango
Accountant
*Experienced Tax Manager, Former Bookkeeper and Tax Coordinator at
BackOps*
(in)

Why people love us



[Secret Breakfast is] an obsession.
Mark Sullivan
Chef of the San Francisco restaurant Spruce



*The first time I tasted Jesus Juice sorbet, I felt like someone, at long last,
understood me.*
Leah Rosenberg
Artist and Pastry Chef



*I've tried many different types of ice cream in my day but this one was love at
first bite. The unique flavor features caramel made from soy sauce and fresh
coconut for the perfect combination of salty and sweet. The super creamy
texture also lends well to topping off a piece of pie or eating it straight from
the pint.*
Jessica Fecteau
Writer/Reporter for People Magazine



*Choosing "the best" is almost impossible, but Humphry Slocombe is the
ultimate mix of gourmet, experimental, wacky (think the Jesus Juice red-wine-
and-cola flavor) and downright delicious.*
Virginia Miller
Writer for Zagat

See more on Buzz

Some of our investors



Christopher Tan
*Investment professional, 15+ years experience in VC & private equity, operator
at VC-backed company*

In the news



We Make Ice Cream for Adults

In 2008, our founders Jake and Sean opened Humphry Slocombe, an old-school ice cream
scoop shop in the Mission District in San Francisco. But rather than the classic chocolate
and vanilla, they made the kind of ice cream they wanted to eat.



Some of our unique flavors. Photo courtesy of Foodbeast.

Over the years, we've invented hundreds of flavors. In our shops today, you can find flavors like Secret Breakfast (bourbon ice cream with cornflakes), Summer Corn with BBQ Bourbon Caramel, Matchadoodle (green tea ice cream and snickerdoodle cookies), and Harvey Milk & Honey Graham (raw blackberry honey ice cream with housemade graham crackers).

Now, we have 5 scoop shops and more than 568 wholesale accounts in 12 states.

In San Francisco, we have our original scoop shop in the Mission and one in the Ferry Building, a renowned local marketplace for artisan foods. Our other scoop shops are in Berkeley, Oakland, and Los Angeles. We also do food truck pop-ups and events in the Bay.

In 2016, we started selling pints and single serving cups in grocery stores. In three years, we've reached 568 grocery store accounts in 12 different states. Each of these stores has seen a 20-30% increase in sales velocities since launch, and we're adding an average of 41 stores every quarter.



Projections for 2019 are based on H1 '19 sale (21K cases).

Collaborations make for unique flavors (and good business).

Collaborating with other brands gives rise to tasty and delicious new flavors -- plus it's good marketing for both of us! Recently, we've collaborated with Queer Eye ahead of their new season, Imperfect Produce, Chef Melissa King, The Glenlivet whiskey, and more.



What's next: Expanding wholesale accounts across the country plus 2 new retail stores.

We want to share our ice cream with as many people as possible! Our primary focus is expanding our wholesale accounts across the country. We're already doing this: in August 2019, we'll launch at 25 grocery stores in the NY Metro area. The funds raised here will go towards inventory, distribution costs, and marketing to expand our brand awareness outside of the Bay. Some of our funds will go towards opening retail: we're targeting two in 2020 on the Peninsula to aid in brand awareness.

Cheers from our bizarre, delicious, frozen universe!





A warm summer night outside our original Mission scoop shop.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We're a 10-year-old artisan ice cream company based in San Francisco. What started with one scoop shop has now become five, plus 568+ wholesale accounts and eCommerce. While most brands cater to children, we make ice cream for adults, by adults: our signature flavor is bourbon ice cream with cornflakes! We source the best ingredients possible and make all of our ice cream locally in California. Now, we're raising money to expand our wholesale business across the country.

Where will your company be in 5 years? ⌄

We want to be a household name in every metropolitan city, meaning national grocery distribution.

Can you take us back to the beginning? How did you get started? ⌄

Jake Godby (pastry chef) and Sean Vahey (F&B Manager) started Humphry Slocombe Ice Cream with a scoop shop in the Mission District of San Francisco 10 years ago. They wanted to make ice cream that they liked to eat and quickly established themselves as pioneers of the artisanal ice cream movement. The outcome was flavors like Secret Breakfast (bourbon and cornflakes), Peanut Butter Curry, and Elvis the Fat Years (Roasted banana ice cream with bacon peanut brittle). Fast forward to today and we have 5 scoops shops, a growing wholesale business along the West Coast, and eCommerce through Amazon and Goldbelly.com.

Why is your product / service unique? ⌄

While most ice cream brands cater to children, Humphry Slocombe makes ice cream for adults, by adults. Our top flavors are Secret Breakfast (bourbon and cornflakes) and Blue Bottle Vietnamese Coffee vs. the national favorites like Chocolate and Vanilla. We do collaborations with spirits brands like The Glenlivet and Maker's Mark and love to make savory flavors that appeal to adult palettes like Black Sesame, Togarashi Tea, and Dark Chocolate Smoked Sea Salt. Of course, children are welcome to enjoy our ice cream as well!

What do you understand that your competitors don't get? ⌄

As Bon Appetit put it, we make "flavors that challenged … palates, rather than going for the lowest common denominator and assuming customers had the same tastes they did when they were kids."

How fast are you growing? How are you measuring growth? ⌄

We are growing high singles to double digits a year. We measure growth by revenue and wholesale distribution.

What's next for your business and why are you raising money now? ⌄

Our primary focus is the wholesale channel so that we make Humphry Slocombe Ice Cream available nationally. We are raising money to support its growth through marketing (for brand awareness outside of the Bay Area), inventory build, and distribution cost. We're already doing this: in August 2019, we'll launch at 25 grocery stores in the NY Metro area in Balducci's and Kings Food Markets. We want to share our ice cream with as many people as possible!

What's been your largest challenge so far? ⌄

Keeping up with the growth, both with product and people.

How do you plan to use the funds raised? ⌄

We expect that the proceeds of this offering will improve our liquidity and provide additional capital to build inventory for new grocery launches, feed flavor innovation, and fund new store buildout. We anticipate growing our wholesale business by expanding to the Northeast with accounts such as Whole Foods Market, Fairway, and Kings/Balducci's. Since our scoop shops help drive awareness and marketing, as well as revenue, we will open an additional shop in the Penninsula.

Anything else you'd like to add? ⌄

Humphry Slocombe has almost 300K followers on social media and was named one of "San Francisco's Most Delicious Instagram Accounts" by 7X7 Magazine. It has also attracted attention from the national press including feature articles in The New York Times Magazine and Bon Appetit and several television appearances, such as the "Top 5 Ice Creams in America" spot by Food Network.



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